[redacted]

14049019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL SECTION
RECEIVED
MAR 04 2014
WASH, DC
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 8th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Godofsky, CFO — 212-906-0130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue, 8th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicholas Bohnsack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategas Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TARA M. TREZZA
Notary Public, State of New York
No. 01[illegible]
Qualified in Ri[illegible] County
Commission Expires August 5, 2017

STRATEGAS SECURITIES, LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2013

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance • Tax Compliance & Research • Specialty Advisory Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Strategas Securities, LLC

We have audited the accompanying statement of financial condition of Strategas Securities, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Strategas Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2014

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		
Cash	$	5,083,687
Accounts receivable, less allowance for doubtful accounts		718,580
Deposit with clearing broker		500,014
Receivables from clearing and other broker-dealers		23,253
Property, equipment and leasehold improvements, net		640,884
Due from parent		576,087
Prepaid expenses		169,274
Other assets		95,804
TOTAL ASSETS	$	7,807,583
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	2,318,581
Deferred revenue		247,417
Loan payable		363,069
Borrowing under line of credit		900,000
Total liabilities		3,829,067
Commitments and contingencies (Notes 5, 7 and 11)		
Member's equity		3,978,516
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,807,583

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Strategas Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since February 12, 2010, and a wholly-owned subsidiary of Strategas Research Partners, LLC (the "Parent"). The Company provides macroeconomic research, advisory, and capital market services to its institutional clientele. Additionally, the Company operates an equities and fixed income trade desk which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Since the Company is a limited liability company, the Parent, as the member, is not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the leases.

Revenue recognition

Revenues from the sale of research and advisory services are recorded when the services have been provided and when the amounts billed are deemed collectible. Research fees invoiced and not yet earned are reported as "Deferred revenue" in the statement of financial condition. Commissions earned are recognized on a trade-date basis.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts receivable

Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable (continued)

earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2013, the allowance for uncollectible accounts was $12,500.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2010.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consisted of the following at December 31, 2013:

Automobiles	$	118,836
Computer software and equipment		201,025
Furniture and fixtures		308,760
Leasehold improvements		401,695
		1,030,316
Less: accumulated depreciation and amortization		(389,432)
Property, equipment and leasehold improvements, net	$	640,884

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2013:

Compensation and bonuses payable	$ 1,866,266
Other operating expenses	452,315
Total	$ 2,318,581

NOTE 5. DEBT

In June 2012, the Company reached agreement with a local commercial bank for a credit facility, including a $500,000 term loan and $2,000,000 line of credit. The Company maintains a checking account with that institution.

Term loan
The loan payable of $500,000 was issued on June 21, 2012 and is payable in monthly installments of $9,453 through May 2017, including interest of 5% per annum. It is secured by the cash maintained by the Company in its checking account and property and equipment. The balance in the account was approximately $3,582,600 at December 31, 2013.

Line of credit
The Company drew $900,000 on the line of credit facility on December 23, 2013, and monthly payments of accrued interest are being charged to its checking account beginning in January 2014 based on the bank's benchmark variable rate index of 3.25% per annum at the time of the credit facility's closing. The firm is required to meet a thirty-day minimum $500,000 clean-down provision by December 23, 2014, and the possibility exists that the outstanding balance may be called on July 1, 2014 if the line is not renewed for another annual period. On February 6, 2014, the Company made a $500,000 payment against the December 23, 2013 drawing.

NOTE 6. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the Strategas Securities, LLC 401(k) Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 3% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period.

NOTE 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker, and increased its balance by $400,000 in December 2013 to a total of $500,000 at December 31, 2013, which along with accrued interest is included in "Deposit with clearing broker" in the statement of financial condition.

The Company's cash held in accounts at its clearing broker is subject to the credit risk of the clearing broker. The Company also maintains cash in bank accounts that, at times, may exceed federally insured limits, which was $250,000 at December 31, 2013.

NOTE 8. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City and District of Columbia unincorporated business taxes. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the tax charges based on separate company taxable income or loss.

NOTE 9. RELATED-PARTY TRANSACTIONS

The Company and its Parent receive and disburse funds for the benefit of the other party as appropriate for operating purposes. At December 31, 2013, the Company's net amount due from the Parent amounted to $576,087 including the accrual of income taxes payable (see Note 8). This amount is noninterest-bearing and has no definitive repayment terms.

NOTE 10. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2013, the Company had net capital of $1,805,157, which exceeded the Company's net capital requirement of $255,271. The Company's percentage of aggregate indebtedness to net capital was 212% at December 31, 2013.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company's lease of office space in New York City, terminating in October 2021, included eleven months of partial rent abatements through October 2012. The Company also leases office space in Washington, DC under an amended lease that expires in September 2015. A lease of office space in Columbus, Ohio commenced in November 2013 with two months of rent abatements and expires in January 2019. Additionally, the Company leased a new automobile in December 2013 replacing the lease which expired in the prior month.

The approximate future minimum annual payments due under these leases are as follows:

Year ending December 31:		
2014	$	459,124
2015		447,275
2016		405,811
2017		420,882
2018		421,513
Thereafter through October 2021		1,131,895
	$	3,286,500

Rent expense under the New York City and Columbus, Ohio leases is recognized on a straight-line basis over the term of the lease after giving effect for the rent abatements and escalations. The difference between actual rent paid and the expense recorded is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.